Exhibit 99.1

The Board of Directors of IQM Quantum Computers Plc has resolved to establish new share-based long-term incentive plans for the employees of the group

IQM Quantum Computers Plc, Stock Exchange Release, September 30, 2026 at 09:00 (EEST)

Performance Share Plan 2026–2032

The Board of Directors of IQM Quantum Computers Plc (“IQM” or the “Company”) has today resolved to establish a new share-based long-term incentive plan for the employees of the group, the Performance Share Plan 2026–2032 (the “PSP”). The purpose of the PSP is to align the objectives of the Company’s shareholders and employees for increasing the value of the Company in the long term, to retain key employees at the Company and to offer them a competitive incentive plan based on earning and accumulating the Company’s shares.

The PSP comprises three (3) four-year (4-year) performance periods, which commence on 1 July and end on 30 June in the years of 2026–2030, 2027–2031 and 2028–2032 respectively. The Board of Directors resolves on the commencement and details of a new performance period annually. The Board of Directors has resolved to commence the first performance period of the PSP.

Pursuant to the PSP, the target group has an opportunity to earn the Company’s shares based on the Company’s performance during the applicable performance period. The performance criterion of the first performance period is Absolute Total Shareholder Return (“aTSR”), with a Relative Total Shareholder Return (“rTSR”) modifier of +/- 20 percent. The potential rewards from the PSP will be paid after the end of each performance period, within six (6) months at the latest. The rewards under the PSP are delivered to participants free of charge.

If the maximum targets set for the performance criteria for the first performance period of the PSP are met, the maximum rewards to be paid correspond to the value of an approximate total of 1,996,000 shares of the Company, including a proportion to be paid in cash. The achievement of the performance criteria set by the Board of Directors will determine the proportion of the maximum reward that will be paid to a participant. The target group for the first performance period of the PSP consists of all employees, including the CEO and the members of the Leadership Team.

The estimated aggregate gross value of PSP is approximately EUR 18.2 million calculated based on the closing share price of EUR 9.11 on 29 September 2026. The materialized value of the plan may deviate from this estimate, depending on share price development and the degree to which the performance targets set for the plan are achieved.

Restricted Share Unit Pool

The Board of Directors has today also resolved to establish a Restricted Share Unit Pool 2026–2030 (the “RSU”). The RSU is a part of the remuneration and commitment program for all of the group’s employees. The Board of Directors may allocate rewards from the RSU until 30 June 2030. In addition to rewarding the entire personnel of the group, the RSU is also intended to be used as a tool in situations considered necessary by the Board of Directors, for example ensuring retention of key talents, attracting new talent or other specific situations determined by the Board of Directors.

The rewards from the RSU will be paid to participants according to individual vesting schedules set by the Board of Directors, which end earliest after a minimum of twelve (12) months have elapsed since the grant of the reward, but in any event by the end of 2031.

The maximum rewards to be paid from the RSU correspond to the value of an approximate total of 826,000 shares of the Company, including a proportion to be paid in cash. The individual allocations from the RSU will be resolved separately by the Board of Directors. The rewards under the RSU are delivered to participants free of charge.

The estimated aggregate gross value of the RSU is approximately EUR 7.5 million calculated based on the closing share price of EUR 9.11 on 29 September 2026. The materialized value of the plan may deviate from this estimate, depending on share price development and the amount of share grants made based on the plan.

Other terms

The potential rewards from the PSP and RSU will be paid partly in the Company’s shares and partly in cash. The cash proportion of the reward is intended to cover taxes and statutory social security contributions arising from the reward to the participant. As a starting point, no reward will be paid if the participant’s employment or service contract terminates before the end of the performance or vesting period.

A Leadership Team member must hold 50 percent of the net reward shares received from the long-term incentive plans until the value of the Leadership Team member’s total personal shareholding in the Company corresponds to 50 percent of their gross salary for the calendar year preceding the payment of the reward. The CEO must hold 50 percent of the net reward shares received from the long-term incentive plans until the value of the CEO’s total personal shareholding in the Company corresponds to the value of the CEO’s gross salary for the calendar year preceding the payment of the reward. Such number of the Company’s shares must be held as long as the participant continues to be a member of the Leadership Team or the CEO.

For further information, please contact:

Henrik Klobut

Investors@iqm.tech

About IQM Quantum Computers

IQM Quantum Computers is a global leader in superconducting quantum computing, delivering full-stack quantum systems and cloud platform access to enterprises, research institutions, high-performance computing centers, and national laboratories worldwide. IQM’s open and modular architecture enables customers to own, control, and integrate quantum systems directly into their workflows. Founded in 2018 and headquartered in Espoo, Finland, with major operations in Munich, Germany, it has over 400 employees globally and one of the industry’s strongest track records in deployed quantum systems across Europe, Asia, and North America.